[Company Letterhead]

July 31, 2009

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	The Bank of New York Mellon Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

File No. 0-52710

Dear Ladies and Gentlemen:

With respect to a comment letter dated July 28, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), this letter is our response to the Staff’s Comment Letter (the “Response”) relating to The Bank of New York Mellon Corporation’s (the “Company”) annual report on Form 10-K for the year ended December 31, 2008.

Company Response

For your convenience, the text of the Staff’s comment is set forth in bold followed by our response. The headings and numbered response set out below correspond to the heading and numbered comment in the Staff’s Comment Letter.

2008 Annual Report

Financial Summary, page 5

1. We read your additional response to comment two from our letter dated May 5, 2009. We continue to believe the non-GAAP measure you have referenced has the effect of eliminate recurring items, particularly amortization, M&I expenses, restructuring charges, and securities write-downs. Item 10(e)(1)(ii)(B) of Regulation S-K prohibits using a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge is such that it is reasonably likely to recur within two years or there was a similar charge within the prior two years. Accordingly, explain how your measures are in conformity with Item 10(e). Please advise or revise to eliminate such adjustments from your future filings (starting with your upcoming Form 10-Q for the Six Months ended June 30, 2009). See also Question #8 from the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response to Comment 1

In our disclosures of non-GAAP measures which have eliminated items such as amortization, M&I expenses, restructuring charges and securities write-downs, we have not engaged in any prohibited identification of any of such items as non-recurring, infrequent or unusual. Accordingly, we do not believe we have violated Item 10(e)(1)(ii)(B) of Regulation S-K, which prohibits using a non-GAAP measure to eliminate items where the items have been identified as non-recurring, infrequent or unusual, when the nature of the charge is such that it is reasonably likely to recur within two years or there was a similar charge within the prior two years. This provision does not by its terms generally prohibit the use of non-GAAP performance measures which eliminate recurring items; the limitation applies only where the registrant has taken the step of expressly identifying the items as non-recurring. We have carefully considered Item 10(e) in preparing our disclosure of the items noted above, and we believe that our disclosures comply with this Item.

The Comment Letter suggests that we consider Question #8 from the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which we have done. Question 8 confirms that “there is no per se prohibition against removing a recurring item”, but notes that companies must “meet the burden of demonstrating the usefulness of any measure that excludes recurring items.” We believe that we have met this burden.

In response to the Staff’s comments, in our earnings release reporting second quarter 2009 results, which we filed as an exhibit to our Form 8-K filed July 23, 2009, we added the following disclosure regarding the usefulness of these measures. In light of the Staff’s further comment, we propose to expand our disclosure in our Form 10-Q with the language provided in bold:

“The Company has presented revenue measures which exclude the effect of investment write-downs and a SILO charge; expense measures which exclude an FDIC special assessment, M&I expenses and intangible amortization expenses; and measures which utilize net income excluding tax items such as the benefit of tax settlements. Return on equity measures and operating margin measures which exclude some or all of these items are also presented. The Company believes that these measures are useful to investors because they permit a focus on period to period comparisons which relate to the ability of the Company to enhance revenues and limit expenses in circumstances where such matters are within the Company’s control. M&I expense relates to our Corporate Trust Acquisition in 2006 and to the merger with Mellon Financial Corporation in 2007. M&I expenses generally continue for approximately three years after the transaction, and can vary on a year-to-year basis depending on the stage of the transaction. The Company believes that the exclusion of M&I provides investors with a focus on the Company’s business as it would appear on a consolidated going-forward basis, after such M&I expenses have ceased, typically after approximately three years. Future periods will not reflect such M&I expenses, and thus may be more easily compared to our current results if M&I is excluded. With regards to the exclusion of investment write-downs, the Company’s primary businesses are Asset and Wealth Management and Institutional Services. The management of these sectors is evaluated on the basis of the ability of these businesses to generate fee and interest revenue and to control expenses, and not on the results of the Company’s investment portfolio. Management of the investment portfolio is a shared service contained in the Other segment. The primary objective of the investment portfolio is to generate net interest income from the liquidity generated by the Company’s processing businesses. The Company does not generally originate or trade the securities in the investment portfolio. As a result, the Company believes that presenting measures which exclude investment write-downs from its results, as a supplement to GAAP information, gives investors a clearer picture of the results of its primary businesses. The excluded items in general relate to situations where accounting rules require certain ongoing charges as a result of prior transactions, or where valuation or other accounting/regulatory requirements require charges unrelated to operational initiatives. The SILO charge relates to a one-time settlement with the IRS of tax structured lease transactions in 2008. We also present earnings information excluding the TARP dividend and redemption premium, so as to provide investors with a better understanding of operational results. In this earnings release, certain amounts are presented on an FTE basis. We believe that this presentation provides comparability of amounts arising from both taxable and tax exempt sources, and is consistent with industry practice. The adjustment to an FTE basis has no impact on net income.”

Our belief as to the usefulness of these measures to investors is based on our experience in interacting with the investment community. Investment analysts will typically expect a discussion of these measures, so that they may make consistent comparisons of our performance and that of our peers on a quarter by quarter basis.

Financial Statements

Notes to Consolidated Financial Statements

Note 29- Legal Proceedings, page 44

2. We read your response to comment eight from our letter dated June 22, 2009 and note your determination that a loss arising from the claim by the Federal Customs Service of the Russian Federation was neither probable of occurrence nor reasonably estimable at December 31, 2008 and March 30, 2009. Your accrual, at June 30, 2009, implies the determination of probability and estimate of loss has changed (i.e. it is now probable and estimable). Please confirm this is true. If your determination has not changed, provide your basis for an accrual (refer to paragraph 37 of SFAS 5).

Response to Comment 2

We confirm that our determination of probability and estimate of loss has changed based on preliminary settlement discussions on approximately May 27, 2009 with representatives of the Federal Customs Service of the Russian Federation (the “Customs Service”). We have now recorded an immaterial accrual for the second quarter of 2009 and have included the accrual in our second quarter 2009 results.

3. In addition to our comment above, tell us if an exposure to loss exists in excess of the amount accrued. If so, please disclose the nature of the contingency and provide an estimate of the possible loss or range of loss (refer to paragraph 10 of SFAS 5).

Response to Comment 3

While we have engaged in initial settlement discussions with the Customs Service, due to their preliminary nature, we are unable to narrow the range of loss at this time. We plan to disclose in our Form 10-Q for the quarter ended June 30, 2009 the following:

“The Bank has engaged in settlement discussions with representatives of the Customs Service and has indicated that the Bank is willing to accept a reasonable resolution of this matter, which reflects its lack of merit. There can be no assurance that a resolution will be reached.”

*    *    *    *    *

On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at (212) 635-1901 (facsimile transmission (212) 635-1121) or John Park, Controller at (212) 635-7080 (facsimile transmission (212) 635-8523).

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ Thomas P. Gibbons
Name:	Thomas P. Gibbons
Title:	Chief Financial Officer

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